Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Parent	Subsidiary	Percentage of Ownership	State of Incorporation or Organization
MutualFirst Financial, Inc.	MutualBank	100%	Indiana
	MFBC Statutory Trust I	100%	Indiana

MutualBank	Mutual Federal Investment Company	100%	Nevada
	Mishawaka Financial Services, Inc.	100%	Indiana
	Summit Service Corp	100%	Indiana

Mutual Federal Investment Company	Mutual Federal REIT, Inc.	100%	Maryland

Summit Service Corp	Summit Mortgage, Inc.	100%	Indiana